Exhibit 99.1
For Immediate Release
FORDING ANNOUNCES FILING OF SCHEDULE 13E-3 WITH THE
U.S. SECURITIES AND EXCHANGE COMMISSION
CALGARY, August 21, 2008 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that a Schedule 13E-3 has been filed for review with the U.S. Securities and Exchange Commission in connection with the proposed sale of its assets to Teck Cominco Limited. The filing is required, as the proposed sale constitutes a going private transaction under U.S. federal securities laws. Included with the Schedule 13E-3 filing is Fording’s preliminary management information circular, which is subject to completion.
Copies of the complete Schedule 13E-3 filed with the U.S. Securities and Exchange Commission and Canadian Securities Administrators will be available at www.sec.gov and at www.sedar.com and on Fording’s website. It is expected that the final management information circular will be mailed to Fording unitholders in early September.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. Fording’s units are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Colin Petryk	Najda Dupanovic
Director, Investor Relations	Coordinator, Investor Relations
403-260-9823	403-260-9892

Email: investors@fording.ca
Website: www.fording.ca